Mail Stop 4720

November 19, 2010

John M. Zilliken
Chief Financial Officer
Las Vegas Railway Express, Inc.
2470 St. Rose Parkway
Henderson, NV 89074

      Re: **Las Vegas Railway Express, Inc.**
              Form 10-K for Fiscal Year Ended
              March 31, 2010
              Forms 10-Q for Fiscal Quarters Ended
              June 30, 2010 and September 30, 2010
              File No. 333-144973

Dear Mr. Zilliken:

We have reviewed your response dated September 2, 2010 and have the following comments.

Form 8-K Item 9.01 filed January 28, 2010

1.   In your Form 8-K, you state you will file the financial statements and pro forma financial information of Las Vegas Railway Express on or before April 2, 2010. However, per our review of your Forms 8-K filed, we did not note any financial statements or pro forma financial information pertaining to Las Vegas Railway Express. Financial statements of an acquired business must be filed in an amended Form 8-K not later than 71 calendar days after the day that the initial report on Form 8-K must be filed. Please tell us why you have not yet filed the required financial information and when you plan to do so.

Form 10-K as of March 31, 2010

Management's Disclosure and Analysis, page 6

2.   While your discussion of the results of operations and cash flows reports the changes that took place from fiscal year 2009 to 2010, it does not discuss the reasons for any of the changes. Please revise future filings to include such disclosures.

3.   As a related matter, please tell us and revise future filings to disclose the reason for the $800,000 increase in stock subscription payable in 2010.   We note your disclosure on page 41 which states you owe 16,000,000 shares of stock "which are to be issued upon the completion of certain agreements between the company." Please tell us if the stock subscription payable pertains to the 16,000,000 shares. Also, please tell us and review future filings to discuss the agreements that need to be completed for these shares to be issued.

Statement of Cash Flows, page 16

4.   We note the significant sales of loans held for investment that you made during the year ending March 31, 2009. However, the sale of the loans held for investment appear to be classified as operating activities as opposed to investing activities in your statement of cash flows. Please explain your basis for your current classification and provide us with the accounting guidance you relied on to support your presentation.

5.   You report $5,015,485 of "acquisition of loan pool" as a cash flow from financing activity in your statement of cash flows as of March 31, 2008. However, on page 23 you state that you issued stock and warrants valued at $5,015,485 for the acquisition of the mortgage loans. Accordingly, it appears this transaction is a non-cash activity and should not be reported as cash flows from financing activities. Furthermore, you state in your response letter dated February 26, 2010 that the warrants issued for the loan pool purchase took place on November 1, 2008 which would result in a non-cash flow activity for the year ending March 31, 2009 and not March 31, 2008. Please explain to us your current accounting and the guidance you relied on to support your presentation.

6.   As a related matter, we note you report financing cash flow activities of $160,000 and $247,667 for "Warrant issued for debt" and "Stock issued for reduction of debt", respectively as of March 31, 2010. These also appear to be non-cash activities. Please explain to us your current accounting and the guidance you relied on to support your presentation.

Note 2 – Summary of Significant Accounting Policies, page 18

Intangible Assets, page 21

7.   We note the goodwill balance of $843,697 as of March 31, 2010 as a result of your acquisition of Las Vegas Railway Express. Please provide us with all of the disclosures required by ASC Topic 805 and revise future filings accordingly.

Fair Value of Financial Instruments, page 22

8.   We note your response to comment 5 of our letter dated March 15, 2010 stating that the SFAS 157 disclosures have been included in the March 31, 2010 Form 10-K. However, we could not locate these disclosures. Please revise future filings to include these disclosures and provide us with these disclosures in your response letter to us.

Note 8 – Equity, page 26

9.   We note your response to comment 9 from our letter dated March 15, 2010, stating that you have restated your financial statements. We note your disclosures on page 31 of your Form 10-K as of March 31, 2010 stating that the 2,000,000 employee stock options granted during fiscal year ended March 31, 2009 were not properly accounted for previously. The impact of the restatement appears to be $63,551. Given the assumptions you reported on page 27 of the Form 10-K, it appears your restatement should be much larger. Please provide us with the Black Scholes calculation you relied on to derive the stock option expense of $63,551 for the 2,000,000 options issued on November 1, 2008.

10.   As a related matter, we note that you issued 2,853,171 warrants on November 1, 2008 as part of the compensation for your acquisition of 4,466 mortgage loans. In comment 9 of our letter dated March 15, 2010, we addressed not only the valuation of the 2,000,000 in options issued but also the 2,853,171 warrants issued. In your restatement on page 31 of your current Form 10-K, it does not appear that you addressed the 2,853,171 warrants issued. We note your disclosure on page 23 of the Form 10-K stating the fair value of the warrants and 2,900,000 shares of common stock issued was $5,015,485 and was based on the fair value of the portfolio acquired. Please tell us how you determined the $5,015,485 value of the mortgage loans. Please provide us with the exact calculations you used to determine this value and the guidance you relied on to support this.

11.   We note your response to comment 10 from our letter dated March 15, 2010. It appears your response was cut-off and thus we could not determine the accounting treatment for your option and warrant cancellations. Accordingly, we reiterate our request for you to tell us your accounting treatment for your cancellation of the 2,853,171 warrants and the 2,000,000 options and where this is presented in the financial statements. While you disclosed the cancellations in your Form 10-Q as of December 31, 2009, we did not note any disclosures regarding this matter in your Form 10-K as of March 31, 2010. Lastly, please revise future filings to discuss the cancellations, substitute compensation and your accounting treatments.

Form 10-Q as of June 30, 2010

Note 6 – Equity, page 10

12.   In this footnote you state that there are 2,853,175 warrants outstanding. In your Form 10-Q as of December 31, 2009, you state that 2,853,171 warrants were cancelled and we addressed this in our previous letter and our comment above. Please clarify.

Exhibits 31.1 and 31.2

13.   We note multiple differences between the language of your certifications and the language required by Item 601(b)(31) of Regulation S-K. Please revise all future certifications accordingly.

Form 10-Q as of September 30, 2010

Exhibits 31.1 and 31.2

14.   We note multiple differences between the language of your certifications and the language required by Item 601(b)(31) of Regulation S-K. Please revise all future certifications accordingly.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant